Exhibit 99.6



Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

(1) RESTATEMENT OF PREVIOUS FINANCIAL INFORMATION;
(2) HISTORICAL CONNECTED TRANSACTIONS

This announcement is made by Lufax Holding Ltd (the "**Company**", together with its subsidiaries and consolidated affiliated entities, the "**Group**") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

I. RESTATEMENT OF PREVIOUS FINANCIAL INFORMATION

Reference is made to the announcements of the Company dated April 23, 2025 and January 27, 2026 (together, the "**Announcements**") in relation to, among other things, the key findings of the independent investigation and supplementary investigation (the "**Findings**"). Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcements.

Further to the Announcements, the Company has restated the consolidated financial statements (prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board) for the years ended December 31, 2022 and December 31, 2023 (the "**Previous Financial Information**") and appointed Ernst & Young and Ernst & Young Hua Ming LLP (collectively, "**EY**") to audit the said financial statements in accordance with the International Standards on Auditing and the standards of the Public Company Accounting Oversight Board, respectively. The Company has published its annual results announcement and annual report for the year ended December 31, 2024 (the "**2024 Annual Report**") on the same day and will also file the annual report on Form 20-F for the year ended December 31, 2024 (the "**2024 Form 20-F**") with the U.S. Securities and Exchange Commission, which contains the Company's restated Previous Financial Information and consolidated financial statements for the year ended December 31, 2024, (collectively, the "**Consolidated Financial Statements**"), audited by EY.

As a result of the restatement and as audited, for the financial year ended December 31, 2022, total consolidated assets of the Company at the end of the period increased by approximately 0.5% (i.e., RMB1.70 billion), and consolidated net profit decreased by approximately 10.4% (i.e., RMB917 million), while for the financial year ended December 31, 2023, total consolidated assets of the Company at the end of the period decreased by approximately 1.1% (i.e., RMB2.64 billion), and consolidated net profit decreased by approximately 7.9% (i.e., RMB81 million).

The aforementioned adjustments are primarily based on Findings and corrections of certain accounting errors, including: (1) As stated in the Company's announcement dated April 23, 2025, regarding the Subject Transactions, the Independent Investigation revealed that (i) From May 2023 to January 2024, the Company acquired Target Assets from related parties through Subject Trusts (in which the Group is the sole investor and exercises actual control) and injected high-yield assets it held into Subject Trusts via a third-party bank. Since the book value of the Subject Trusts did not reflect the fair value of the target assets, the Company included Subject Trusts in its consolidation scope, revalued the target assets, and disclosed the acquisitions as related party transactions; (ii) Apart from the Subject Trusts, since July 2020, the Group has invested as the sole investor in Discretionary Trusts managed by an independent third party. These Discretionary Trusts do not involve similar related-party transactions as described above. However, the Company made certain accounting adjustments to ensure that its investments in the Discretionary Trusts were fairly recorded in accordance with applicable rules and accounting standards; (2) As stated in the Company's announcement dated January 27, 2026, regarding other transactions similar in nature to the Subject Transactions, Supplemental Investigation revealed that: (i) From 2022 to January 2023, the Company acquired non-performing assets from related parties by providing loans to an entity. The Company recorded the loans at their fair value to reflect the economic substance of the arrangement and disclosed the asset acquisitions as related party transactions; (ii) Additionally, three entities (the "**De Facto Controlled Entities**") Zhongshi Credit Management Co., Ltd. ("**Zhongshi**"), Shenzhen Jiayun Hua'ao Investment Management Co., Ltd. (renamed as "Shenzhen Jiayun Hua'ao Information Services Co., Ltd." on October 27, 2023), and Shenzhen Tiankun Hengtai Investment Management Co., Ltd. (which was deregistered in October 2023) were de facto controlled by the Company but had not been included in the Company's consolidated financial statements in the past. Therefore, the Company consolidated these entities and disclosed transactions between the De Facto Controlled Entities and related parties as related party transactions; and (3) The Company corrected certain other prior accounting errors. The above related parties are all subsidiaries of Ping An Insurance (Group) Company of China, Ltd. ("**Ping An Group**").

For details regarding the aforementioned adjustments, please refer to Note 3.2 to the Consolidated Financial Statements.

Ernst & Young and Ernst & Young Hua Ming LLP, the auditors of the Company, have audited the Consolidated Financial Statements and their opinions are contained in the 2024 Annual Report and 2024 Form 20-F, respectively. The Board and the Audit Committee have approved the aforementioned adjustments and are of the view that the adjusted financial statements can more objectively, accurately, and truthfully reflect the relevant financial position and operating results of the Group.

II. HISTORICAL CONNECTED TRANSACTIONS

As stated above, based on the findings of the Supplemental Investigation, the Company has consolidated three De Facto Controlled Entities and disclosed transactions between these entities and related parties as related party transactions, among which:

In November 2022 and during October to December 2023, Zhongshi acquired certain non-performing assets from a related party, with the aggregate transaction consideration amounting to RMB689 million and RMB1.334 billion, respectively. These non-performing assets represent the claims and associated interests held by the related party against borrowers of certain overdue loans. The above transactions are unrelated to the related party transactions covered by Findings. Zhongshi is mainly engaged in the collection of non-performing assets from small retail loans. The aforementioned transaction was concluded by Zhongshi by taking advantage of its core business operations after assessing the expected recovery of the overdue loans associated with the non-performing assets.

Pursuant to the Listing Rules, the aforementioned related party is a subsidiary of Ping An Group and constitutes a connected person of the Company. The aforementioned transactions constitute connected transactions of the Company and are subject to the announcement, reporting, and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, February 15, 2026

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.